Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following communication was first made available on April 20, 2022.

CONFIDENTIAL

Dear Securityholder in Wolt Enterprises Oy,

As you may be aware, on November 9, 2021, Wolt Enterprises Oy (“Wolt”) entered into a Share Purchase Agreement, as amended on April 9, 2022 (as the same may be amended from time to time pursuant to the terms thereof, the “SPA”) by and among Wolt, DoorDash, Inc. (“DoorDash”), and the Securityholder Representative (as defined in the SPA) which position has been initially held by Mikko Kuusi who may be replaced as the Securityholder Representative in accordance with the terms of the SPA. Pursuant to the SPA, it is contemplated that all shares in Wolt will be acquired by DoorDash and all outstanding and unexercised options of Wolt will be cancelled and extinguished and the optionholders will receive the consideration set forth in the SPA (the “Transaction”) upon the consummation of the Transaction (the “Closing”). PNC Bank National Association (“PNC”) has been engaged by Wolt to assist Wolt in collecting the necessary documents and information from Wolt securityholders to join the transaction.

IMPORTANT NOTE: This letter describes the specific actions which you are required to take to in order to receive the consideration you may be entitled to receive pursuant to the SPA. You are expected to familiarize yourself with the instructions below and to complete the specific actions requested in the PNC PAID portal as promptly as possible. Following your review of the included materials, please complete the key action items listed below.

The full SPA, as amended to date, including the complete terms and conditions of the Transaction, including the consideration offered per share, are available within the PNC PAID portal, along with the documents you are required to sign and complete.

As the exact timing of Closing may be impacted by the receipt of signatures and information from Wolt securityholders, Wolt is expecting that you take all measures instructed below as soon as possible and in any event by 5 May 2022 at the latest. Please note that completion of all the required measures may involve potentially time-consuming steps. Hence, please attend to the instructions as soon as possible.

Executive summary of key action items

As soon as possible and in any event by 5 May 2022 at the latest:

☐ answer all questions prompted to be answered by you in the PNC Paid portal

☐ sign and complete all documents prompted to be signed by you in the PNC Paid portal (see section “Document Specific Instructions” for a full list of documents)

If you are a Wolt employee:

☐ complete the steps to open your Schwab account (navigate to https://eac.schwab.com (please copy and paste the link into your browser) and follow the instructions in section “Measures required for opening brokerage accounts” below)

☐ after Closing, follow separate instruction from Charles Schwab in order to accept and sign documents related your DoorDash options and/or DoorDash RSUs.

For detailed instructions, please familiarize yourself with the instructions below.

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Additional information about the terms and conditions of the Transaction have been or will be made publicly available in certain public disclosures and securities filings in Finland, the U.S. and Japan.

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Finland: Prospectus approved by The Finnish Financial Supervisory Authority, dated 23 February 2022, as supplemented from time to time, which is accessible to securityholders residing in Finland at: https://ir.doordash.com/resources/documents-for-finnish-wolt-securityholders (Please copy and paste the link into your browser)

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U.S.: The registration statement filed on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), dated 24 February 2022, and the supplemental disclosures thereto filed with the SEC on the Current Report on Form 8-K, dated 14 April 2022, have been delivered to you via email and is accessible at: https://www.sec.gov/Archives/edgar/data/1792789/000119312522052382/d69094ds4a.htm and https://www.sec.gov/ix?doc=/Archives/edgar/data/0001792789/000119312522105587/d514690d8k.htm (Please copy and paste the link into your browser)

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Japan: Prospectus including certain contents disclosed by 7-5 registration statement filed with the Kanto Local Finance Bureau (KLFB) in Japan will be delivered to Japanese securityholders electronically.

•

Israel: The Israeli Securities Authority (the “ISA”) granted specific approvals pursuant to filings made by or on behalf of DoorDash, according to which the consideration you may be entitled to receive pursuant to the Transaction does not constitute a public offering in Israel. Such filings and/or the approvals (or redacted versions thereof) may be published on the ISA website.

You are requested to review the materials you receive in connection with the Transaction, including the disclosures applicable to your jurisdiction prior to your participation in the Transaction. Further information on practicalities relating to the Closing will follow at a later stage once the necessary signatures and information has been obtained from Wolt securityholders.

Please note that the PNC PAID Portal and the communications related to the Transaction may include confidential information which may not be disclosed, reproduced or further distributed, in whole or in part, for any purpose, to third parties and which must otherwise be kept strictly confidential in accordance with the terms of Wolt’s shareholders’ agreements and the SPA. Further, due to restrictions in applicable securities laws, you may not share communications related to the Transaction with other Wolt securityholders, regardless of whether they are employees of Wolt or not.

If you have any questions related to the PNC Paid Portal or the documentation you are required to sign in the PNC Paid Portal, please contact PNC PAID by email at FridayPAIDSupport@pnc.com or by phone at +1 833-762-3855 between 8 AM and 6 PM (Central Daylight Time).

PNC has a dedicated support team available to guide you through the process and address any questions you may have in relation to the above.

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Please note that if your questions relate to a brokerage account with Charles Schwab, Altshare or Computershare, you should reach out directly to such service providers and not to PNC. Please refer to instructions below for further information.

General instructions

Please review the background information and instructions below. Note that some instructions only apply to securityholders based in certain jurisdictions or holding a particular kind of Wolt security and therefore may not apply to you. However, all documents listed as required in the PNC Paid Portal should be signed by you.

IMPORTANT NOTE: All signatures provided by a Wolt securityholder organized as a legal entity must be tendered in compliance with the signing requirements or restrictions (e.g., arising out of such entity’s constitutional documents) of such entity when signing documents requested to complete the Transaction. Any such entity is directed to coordinate with its in-house legal department, if applicable, to ensure compliance.

Document Specific Instructions

Below is a list of documents you are required to complete, along with a brief description of each included only for your convenience. Please review each document in detail.

1.	Joinder Agreement (Wolt shareholders only)

By signing the Joinder Agreement, a Wolt securityholder holding Wolt shares at Closing will become a party to the SPA.

2.	Optionholder Acknowledgement and Waiver (Wolt vested optionholders only)

By signing the Optionholder Acknowledgement and Waiver, a Wolt securityholder holding vested and outstanding Wolt options acknowledges and confirms that such options shall be canceled at the Closing and such optionholder will receive the DoorDash securities as set forth in the SPA. As the exact date of Closing is not known and the number of vested and outstanding Wolt options immediately prior to the Closing (and the exact group of holders thereof) cannot be determined at this stage, all option holders receiving the Optionholder Acknowledgement and Waiver are requested to sign the document regardless of whether or not they currently hold vested options.

While optionholders are not required or expected to exercise their vested Wolt options prior to the Closing, optionholders with vested Wolt options are offered, as required under the terms and conditions of the options, an opportunity to exercise such vested Wolt options into shares prior to the Closing. Please refer to section “Notice under the Terms and Conditions of Stock Options” below for further information, and consult your personal financial advisor regarding the other tax implications to you with respect to exercising your vested Wolt options before the Closing.

3.	Equity Transfer Agreement (Wolt shareholders only)

An Equity Transfer Agreement must be signed by all shareholders signing the Joinder Agreement (“Sellers”) in order to effect the transfer of Wolt shares to DoorDash, as contemplated by the SPA.

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4.	Seller Closing Certificate (Wolt shareholders only)

A certificate regarding the accuracy of certain warranties and certain other provisions of the SPA. To be signed by all Supporting Stockholders. Other Wolt securityholders’ Seller Closing Certificates will be signed under the Power of Attorney for Closing described below and individual securityholders will not need to sign the Seller Closing Certificate.

5.	Tax Form (Wolt shareholders only)

A US tax form is required to be completed and signed by all Sellers.

Individual Sellers who are non-U.S. citizens and non-U.S. residents will be prompted to complete the IRS Form W-8BEN (as applicable) and U.S. based securityholders will be prompted to complete the IRS Form W-9. Non-U.S. resident entities (non-individuals) will be prompted to complete the IRS Form W-8BEN-E.

Guidance for filling out the IFRS Form W-8BEN for individuals who are non-US residents has been made available as a separate document on the PNC Paid Portal.

6.	Power of Attorney for Closing (Wolt shareholders only)

For purposes of being able to efficiently carry out the Closing, each Seller must sign a limited power of attorney (“Power of Attorney”) under which they authorize Shareholder Representative Services LLC (“SRS”) to, inter alia, take certain actions, as set forth in the Power of Attorney, in each case, in the name of and for and on behalf of such Seller, as such Seller could if present and acting in person (such as executing the Seller Closing Certificate) for the purpose of consummating the Transaction.

7.	Japan consent document (Wolt shareholders and vested optionholders)

By signing the document, a Japanese securityholder consents to electronic delivery of the Japanese prospectus.

8.	Option Agreements and Restricted Stock Unit (RSU) Award Agreements (only after Closing)

As described in greater detail directly below under the heading “Measures required for opening brokerage accounts – Wolt employees,” all Wolt employees will be required to open a brokerage account with Charles Schwab. If you will receive DoorDash options and/or DoorDash RSUs in connection with the Transaction, shortly after Closing, you will be prompted to log into your Charles Schwab account and accept and electronically sign (as applicable) certain documents evidencing your agreement to receive the DoorDash options and/or DoorDash RSUs to which you are entitled and to acknowledge and agree to the terms and conditions of DoorDash’s applicable equity plan and award agreement governing your DoorDash options and/or DoorDash RSUs.

Measures required for opening brokerage accounts

Wolt employees

All Wolt employees will be required to open a brokerage account with Charles Schwab.

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In order to open your Schwab account, please complete the steps below:

Navigate to https://eac.schwab.com (please copy and paste the link into your browser) and click the “Open an Account” button and follow the instructions on Schwab’s site to open your Schwab account.

•	You will need your:

•	Legal Name (please use exactly the same format as set forth in the email from Wolt with the subject “Charles Schwab—brokerage account opening”)

•	Ticker Symbol: DASH

•	Employee ID (please use the Employee ID included the email from Wolt with the subject “Charles Schwab—brokerage account opening”)

•	Country of Citizenship

Once you have your account created, you will be prompted to certify a valid IRS Form W-8BEN1. This electronic certification process is a requirement of the U.S. tax authority, The Internal Revenue Service (IRS). Please note that this certification needs to be valid to avoid incurring backup withholding on the sale of your Wolt shares and/or vested options.

If you need additional assistance with opening a Schwab account, please contact Charles Schwab (not PNC) by selecting the phone # for the country you live, at https://eac.schwab.com/contact-us (please copy and paste the link into your browser). If your country isn’t listed among the options presented on the website, call +1 602-355-3408 to be connected with a representative from Charles Schwab.

Investors, ex-employees and other non-employee securityholders

All Wolt securityholders who are not employees of Wolt will receive DoorDash shares on an account maintained by Computershare.

Wolt securityholders who will receive DoorDash shares on a Computershare account do not need to take any separate actions with regard to Computershare accounts prior to Closing, other than to ensure that their contact detail information (name, address and social security number, if a US citizen) are correctly reflected. You will be asked to verify your contact details on the PNC Paid Portal.

Non-US shareholders will receive separate instructions on how to access their Computershare account, via postal mail after Closing. US shareholders may access their Computershare account online by following instructions provided on the Computershare Fact Sheet which has been made available as a separate document on the PNC Paid Portal.

Once an access code has been received through postal mail, the relevant securityholders will be able to complete their account set-up. Please refer to the Computershare Fact Sheet for further information.

If you need additional assistance regarding your Computershare account, please contact Computershare (not PNC) online at https://www.computershare.com/Investor (please copy and paste the link into your browser) by selecting “help” or “contact us” option within the website.

[1]	Guidance for filling out the IFRS Form W-8BEN for individuals who are non-US residents can be found in the Q&A appendix.

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Certain important information regarding the Transaction, option terms, and shareholders’ agreements

Treatment of Wolt shares in the Transaction

In general, at the Closing, all Wolt shares held by a Seller will be sold to DoorDash at the Closing in exchange for shares of DoorDash Class A common stock, in each case, in accordance with the terms of the SPA.

If a shareholder (i) chooses not to become a party to the SPA by executing a Joinder Agreement, (ii) fails to complete the necessary actions set out herein within the deadline instructed above or (iii) remains passive, please note the following:

•

Under the Minority Shareholders’ Agreement dated 30 December 2020 relating to Wolt (“MSHA”) and the Shareholders’ Agreement dated 30 December 2020 relating to Wolt (“SHA”) (together the “SHAs”), the Transaction constitutes a Sale (as defined in the SHAs), in relation to which certain shareholders of Wolt have the right to require that any and all shares in Wolt owned by a shareholder (whether such shares are held or beneficially owned on the date of this letter or after exercise of Wolt options into shares prior to Closing) are sold and transferred to DoorDash in connection with Closing.

Treatment of vested Wolt options in the Transaction

All Wolt optionholders who hold vested and unexercised Wolt options as of immediately prior to Closing are expected to sign an Optionholder Acknowledgement and Waiver.

With respect to holders of options in Wolt, under the Terms and Conditions of Stock Options of Wolt (“Option Terms”), the Transaction constitutes an exit situation in which all Wolt options that have not been exercised (used for share subscription) prior to the Closing will automatically lapse at Closing. Subject to the terms and conditions of the SPA, DoorDash has agreed to substitute DoorDash securities for any vested Wolt options that are outstanding immediately prior to the Closing, as follows:

1. Continuing Wolt employees: Any employee of Wolt who continues to be an employee of Wolt immediately following the Closing (each, a “continuing Wolt employee”) who holds a vested and unexercised Wolt option immediately prior to the Closing will, as a replacement for such cancelled option, be granted a vested DoorDash option entitling the holder to subscribe for a number of shares of DoorDash Class A common stock and at an exercise price per share, all as determined under the SPA. These vested DoorDash options generally will be subject to substantially the same terms as those applicable to such vested Wolt options as of immediately prior to the Closing, except that certain restrictions will apply to the exercise of vested DoorDash options after the Closing. Further, a portion of the vested DoorDash options will be subject to cancellation to cover for the indemnity obligations under the SPA or as a result of any post-closing adjustment under the SPA and to the extent not cancelled, will become exercisable only once the indemnity obligations or any post-closing adjustments under the SPA end. In addition, if the holder ceases to be an employee, the then-outstanding portion of the DoorDash options will be exercisable only for a period of three (3) months following the termination date (or twelve (12) months in the case of death or disability) after which, unless exercised prior, the DoorDash options will no longer be exercisable.

Please find attached for your information the applicable DoorDash equity incentive plan in Appendix 1 and the form of stock option agreement that will govern the substitute vested DoorDash options on and following the Closing in Appendix 2.

2. Non-continuing Wolt employees: Any other Wolt securityholder who is not a continuing Wolt employee and holds a vested Wolt option that is outstanding immediately prior to the Closing will, as a

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replacement for such cancelled option, receive a number of shares of DoorDash Class A common stock as determined under the SPA, a portion of which will be subject to forfeiture to cover for the indemnity obligations under the SPA or as a result of any post-closing adjustment under the SPA, and to the extent not forfeited, will be issued only once the indemnity obligations or any post-closing adjustments under the SPA end. The receipt of such DoorDash shares is subject to the securityholder signing the Optionholder Acknowledgement and Waiver prior to the deadline specified in the SPA. If you fail to execute the Optionholder Acknowledgement and Waiver, you will not be entitled to receive any DoorDash securities in exchange for your vested and unexercised Wolt options that lapse at the Closing. Therefore, it is crucial that each holder (or beneficial owner) of Wolt options follow the instructions in this letter and take the necessary actions, including the execution of the Optionholder Acknowledgement and Waiver.

The exact number of DoorDash securities, to be received by each vested Wolt option holder and their exact terms will be communicated to each relevant individual shortly after Closing together with instructions on which actions will be required in order to receive the DoorDash securities through Charles Schwab.

Treatment of unvested Wolt options in the Transaction

Under the Option Terms, unvested Wolt options immediately prior to the Closing will lapse and terminate on the Closing. Any continuing Wolt employee who holds an unvested Wolt option that is outstanding immediately prior to the Closing will, as a replacement for such cancelled options be granted an award of a substitute DoorDash RSU award covering a number of shares of DoorDash Class A common stock as determined under the SPA. This substitute DoorDash RSU award generally will vest on the DoorDash quarterly vesting dates over the remaining schedule for the existing unvested option grant it is replacing, starting with the first DoorDash quarterly vesting date to occur on or after the one-month anniversary of the closing of the transaction (or, if later, the DoorDash quarterly anniversary to occur on or after the date that is twelve months from the date that corresponding unvested Wolt option was initially granted by Wolt. In addition, a portion of this substitute DoorDash RSU award will vest only if the conditions for the escrow release under the SPA have been satisfied and the holder satisfies his or her time-based vesting conditions with respect to that portion.

The exact number of shares underlying the substitute DoorDash RSU award to be received by each continuing employee and their exact terms will be communicated to each relevant individual shortly after Closing together with instructions on which actions will be required to be taken in order to receive the substitute DoorDash RSU award through Charles Schwab.

Notice under the Terms and Conditions of Wolt Options

Below you will find information which is provided to you in relation to vested Wolt options. You do not need to, and you are not expected to, take any action in relation to the below.

As described above in more detail on the treatment of the Wolt options, Wolt optionholders with vested and unexercised options as of immediately prior to the Closing are expected to acknowledge the substitution of their vested and unexercised Wolt options as part of the Transaction. This will enable holders of vested and unexercised Wolt options to join the Transaction without the need to execute any subscription documentation or to proactively pay any subscription price to Wolt prior to or in connection with the Transaction and will greatly simplify the process for holders of vested options.

Further, exercising vested options into Wolt shares prior to Closing may have, potentially adverse, tax implications on the option holder. The Wolt option holders are encouraged to discuss with their financial advisors before exercising.

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Unless and until you have waived your right to exercise your vested Wolt options pursuant to the execution of the Joinder Agreement or the Optionholder Acknowledgement and Waiver (available on the PNC Paid Portal), the Wolt options held by you that are vested are exercisable in accordance with the following. While there is no need for optionholders with vested and unexercised Wolt options to exercise these options into Wolt shares, in accordance with and as required under the SHAs and the Option Terms, the optionholders are, as of the date of this letter, offered an opportunity to exercise such vested options into shares, as set out below; provided that subscriptions may only be made with respect to vested and unexercised Wolt options for which one (1) year has passed from the date on which the Board of Directors resolved to approve the grant of such options. Optionholders who wish to exercise their vested and unexercised Wolt options should contact the Wolt equity team at stockoptions@wolt.com for further information as soon as possible. Exercises of Wolt options involve the signing of additional documentation and the payment of the subscription price and so optionholders wishing to exercise their Wolt options are kindly requested to inform the Wolt equity team of any exercises by 26 April 2022 in order to receive the necessary instructions and documentation in due time.

Please note that in accordance with the Option Terms, a precondition to the subscription of shares is that you have agreed in writing to be bound by the shareholders’ agreement or the minority shareholders’ agreement in the form approved by the Board of Directors. Consequently, if you exercise your vested and unexercised Wolt options, certain shareholders of Wolt have the right to require that you sell any and all of your shares in Wolt as described above. The options are exercised by (a) delivering to Wolt a duly executed copy of the share subscription list and a signed adherence agreement to the minority shareholders’ agreement unless the optionholder is already a party to such agreement, and (b) by having paid to Wolt the applicable subscription price (strike price) for the subscribed Wolt shares by 5 May 2022 at the latest.

In accordance with the Option Terms, the Board of Directors of Wolt has decided that the final date of the share subscription period for holders of Wolt vested and unexercised options is 5 May 2022, unless such period is extended by the Board of Directors and provided in each case that Closing occurs in accordance with the SPA. Subject to the above, no exercise of Wolt options will be accepted after the expiry of the subscription period. This letter is also a written notice under the Option Terms.

As described above, a portion of the substitute DoorDash option and substitute DoorDash RSU award will be subject to an escrow arrangement during a prescribed time period, corresponding in time and value the escrow fund covering the DoorDash shares issued to Wolt shareholders as consideration for their shares. In the event the escrow is used in relation to the post-closing purchase price adjustment provisions of the SPA, or in the case of a successful claim brought by DoorDash under the SPA, the DoorDash shares underlying the DoorDash options and DoorDash RSUs, in each case, that are subject to the escrow arrangement will be used as provided in the SPA, including, if applicable, to compensate DoorDash, and may thus be forfeited by the securityholders.

If needed, information on the number of Wolt options that you hold is included in the “Verify holdings” section of the PNC Paid Portal. Please log in to Shareworks to access information on the number of vested and unvested Wolt options you hold. In order to access Shareworks, current Wolt employees may log into via Wolt’s Confluence platform (go to People / Woltwide People Practices / Wolt Employee Stock Option Plan (ESOP) / Shareworks (Wolt’s Equity Management System) Guide) and ex-employees may activate their account and log in by following instructions sent earlier from notification_shareworks@shareworks.com. If you already have an active account and you are unable to access Shareworks, please contact Shareworks support at +1 403 515 3909.

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Miscellaneous

Below you will find information which is provided to you in accordance with the SHAs for information purposes only. You do not need to and you are not expected to take any action in relation to the below.

As you may be aware, the SHAs include tag along provisions in favour of certain shareholders and optionholders. While Wolt shareholders or optionholders do not need to exercise their Tag Along Right (as defined in the SHAs) in order to join the Transaction and to sell shares to DoorDash, under the terms of the SHAs, such parties have the right to formally invoke their Tag Along Right by notifying SRS at deals@srsacquiom.com (who will forward the notice to the Selling Parties, as defined in the SHA) within fourteen (14) days from the date of this letter. Finally, please note that exercising the Tag Along Right in connection with the Transaction is by no means necessary or required and that such exercise of the Tag Along Right will not ultimately change the terms and conditions under which shareholders’ all shares in Wolt will be transferred to DoorDash. This letter is also a written Tag Along Notice as defined in Section 6.1 of the MSHA and Section 16.7.1 of the SHA delivered on behalf of the Selling Parties (as defined in the SHAs), which is also simultaneously sent to Wolt’s option holders as set out in Section 6.4 of the MSHA and Section 16.7.4 of the SHA to inform them of their right to exercise vested option rights (for more information regarding the exercise possibility, see above section “Notice under the Terms and Conditions of Stock Options”). Detailed terms of the transaction, i.e. the SPA, is available on the PNC PAID portal. For the avoidance of doubt, no Wolt shareholder is hereby waiving any right to exercise their Drag Along Right under the SHAs.

List of appendices

Appendix 1: DoorDash incentive plan

Appendix 2: Form of Stock Option Agreement

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Yours faithfully

Mikko Kuusi, CEO

Wolt Enterprises Oy

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Important to note

You should note that taxes are impacted by also various personal factors that are unknown to Wolt, and as such Wolt is not in a position to provide personal tax or financial advice. While describing certain general tax related topics, this letter does not constitute tax advice and you should not rely solely on this information for tax or investment decisions. You are encouraged to consult your own tax or financial advisor.

Information contained herein includes plans and is confidential and privileged. Information and plans contained herein are for integration planning purposes only and subject to finalization and additional management reviews. Plans are subject to any applicable laws and consultations.

The Israeli Securities Authority (the “ISA”) granted specific approvals pursuant to filings made by or on behalf of DoorDash, according to which the consideration you may be entitled to receive pursuant to the contemplated transaction does not constitute a public offering in Israel. Such filings and/or the approvals (or redacted versions thereof) may be published on the ISA website.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Registration Statement on Form S-4, the prospectus contained therein relating to the proposed acquisition of Wolt, Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

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No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and, where applicable, the requirements under the securities laws of any other applicable jurisdiction.

FOR ISRAELI EQUITY HOLDERS – The issuance of 102 Awards does not constitute a public offering under the Israeli Securities Law, 1968, and exemptions in connection therewith were issued by the Israeli Securities Authority.

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This document is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “EU Prospectus Regulation”). Finnish resident equity holders of Wolt are urged to carefully read the Finnish prospectus approved by the Finnish Financial Supervisory Authority (as supplemented from time to time as required under applicable laws) when it becomes available at https://ir.doordash.com/resources/documents-for-finnish-wolt-securityholders to fully understand the risks and rewards associated with the proposed transaction. The approval of the Finnish prospectus should not be understood as an endorsement by the Finnish Financial Supervisory Authority of the DoorDash Class A common stock. With respect to the member states of the European Economic Area other than Finland, no offer of DoorDash Class A common stock or other securities of DoorDash has been made and will not be made to the public in that Member State which would require DoorDash to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

Important Additional Information Will be Filed with the SEC

DoorDash has filed a registration statement on Form S-4, which includes a prospectus of DoorDash. The registration statement on Form S-4, as amended, was declared effective by the Securities and Exchange Commission (the “SEC”) on February 28, 2022. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the prospectus and other documents filed with the SEC by DoorDash through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.

Notice to Wolt securityholders in jurisdictions other than Finland

Notice to Wolt securityholders in the United Kingdom

This document is for distribution only to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43 of the Financial Promotion Order, (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of DoorDash Class A Common Stock may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

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Notice to Wolt securityholders in the European Economic Area

This document has been prepared on the basis that any offer of DoorDash Class A common stock in any Member State of the European Economic Area (“EEA”) other than offers (the “Permitted Public Offers”) which are made prior to the Closing, and which are contemplated in the prospectus in Finland (the “Finnish Prospectus”) once the Finnish Prospectus has been approved by the competent authority in Finland and published in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as amended (the “Prospectus Regulation”), and in respect of which DoorDash has consented in writing to the use of the Finnish Prospectus, will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of DoorDash Class A common stock. Accordingly, any person making or intending to make an offer in that Member State of DoorDash Class A common stock which are the subject of the offer contemplated in the Finnish Prospectus, other than the Permitted Public Offers, may only do so in circumstances in which no obligation arises for DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. DoorDash has not authorized, nor does it authorize, the making of any offer (other than Permitted Public Offers) of DoorDash Class A common stock in circumstances in which an obligation arises for DoorDash to publish or supplement a prospectus for such offer.

In relation to each Member State of the EEA with effect from and including 21 July 2019 (the “Prospectus Regulation Applicability Date”) no offer has been made and will not be made (other than a Permitted Public Offer) of DoorDash Class A common stock which are the subject of the offering contemplated by the Finnish Prospectus to the public in that Member State, except that, with effect from and including the Prospectus Regulation Applicability Date, an offer of such DoorDash Class A common stock is made to the public in that Member State:

a) to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) as permitted under the Prospectus Regulation, subject to obtaining the prior consent of DoorDash for any such offer; or

c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no offer of DoorDash Class A common stock is made which would require DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In this section, the expression “an offer of DoorDash Class A common stock to the public” in relation to any DoorDash Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the DoorDash Class A common stock to be offered so as to enable a Wolt securityholder to decide to purchase or subscribe to DoorDash Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State.

Notice to Wolt securityholders in the Cayman Islands

This document has not been approved by any governmental or regulatory authority in the Cayman Islands and does not constitute an offer or invitation to members of the public of any securities of DoorDash or Wolt, whether by way of sale or subscription, in the Cayman Islands. Any securities of DoorDash or Wolt have not been offered or sold, will not be offered or sold and no invitation to subscribe for these securities will be made, directly or indirectly, to members of the public in the Cayman Islands.

Wolt securityholders are advised to consult legal counsel prior to making any offer, resale, mortgage, charge, pledge or other transfer of any securities of DoorDash or Wolt.

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This document may not be used for, or in connection with, and does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to acquire any securities of DoorDash or Wolt in any jurisdiction in which such an offer or solicitation is unlawful.

Notice to Wolt securityholders in Japan

DoorDash Class A common stock offered in Finland under the Finnish Prospectus has not been and will not be registered under the Financial Instruments and Exchange Act of Japan. DoorDash Class A common stock offered in Finland under the Finnish Prospectus may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act and otherwise in compliance with any applicable laws, rules, regulations and governmental guidelines.